UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2007
Commission File Number: 000-52060
GMARKET INC.

(Translation of registrant’s name into English)
8th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑  Form 20-F          ☐  Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes          ☑  No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

GMARKET INC
Form 6-K

Page
Signature

Exhibit 99.1 — Press Release

Exhibit 99.1
Gmarket Reports First Quarter 2007 Financial Results

• 1Q07 revenues increase 70% to $51.3 million from $30.2 million in 1Q06

• Diluted EPS increases 200% to $0.14 from $0.05 in 1Q06
Seoul, South Korea, May 10, 2007 — Gmarket Inc. (NASDAQ: GMKT) (“Gmarket”) announced today its financial and operating results for the first quarter ended March 31, 2007.
Gmarket reported total revenues of $51.3 million (Won 48.1 billion) for the first quarter of 2007, representing a 70% increase from total revenues of $30.2 million (Won 28.3 billion) for the first quarter of 2006.
The Company’s gross merchandise value (“GMV”), which represents the total value of all items sold on Gmarket’s website, increased by 54% to $771.6 million (Won 723.0 billion) for the first quarter of 2007 compared to $500.8 million (Won 469.2 billion) for the same period in 2006. Transaction fee revenues for the first quarter of 2007 were $32.3 million (Won 30.2 billion), representing a 51% increase from $21.4 million (Won 20.0 billion) for the first quarter in 2006. Advertising and other non-transaction revenues for the first quarter of 2007 were $19.0 million (Won 17.8 billion), representing a 114% increase from $8.9 million (Won 8.3 billion) for the same period in 2006.
Operating income for the first quarter of 2007 was $5.8 million (Won 5.5 billion), representing a 256% increase from $1.6 million (Won 1.5 billion) for the same period in 2006.
Net income for the first quarter of 2007 was $7.1 million (Won 6.7 billion), representing a 246% increase from $2.0 million (Won 1.9 billion) for the same period in 2006. Earnings per diluted share for the first quarter of 2007 increased to $0.14 (Won 132), up from $0.05 (Won 44) for the same period in 2006.
“We started the year on a strong note and expect continued GMV and market share gains through the year,” said Young Bae Ku, Chief Executive Officer of Gmarket. “Our core categories remain robust, and we look forward to continued growth and success in the upcoming quarters as we meet the needs of the fast growing, dynamic and changing e-commerce market in Korea. As the market is still developing, we also expect continued fluctuations in our category mix due to seasonality and the evolution of each product category.”
During the first quarter of 2007, the Company’s registered user base grew to approximately 11.8 million from 11.0 million registered users at the end of the fourth quarter of 2006. In addition, the Company averaged 16.9 million monthly unique visitors in the first quarter of 2007, compared to 15.2 million unique visitors during the first quarter of 2006.
The Company reported $13.7 million (Won 12.9 billion) of cash provided by operating activities for the first quarter of 2007 and finished the quarter with $191.9 million (Won 179.8 billion) in cash, cash equivalents and short term deposits and no debt.
Gmarket maintains GMV for full year 2007 to range from $3.3 billion (Won 3.1 trillion) to $3.7 billion (Won 3.5 trillion).

Investor Conference Call / Webcast Details
The Company’s management will review detailed first quarter 2007 results on Wednesday, May 9, 2007 at 6:00 p.m. U.S. Eastern Time (7:00 a.m., May 10, 2007 in Seoul, South Korea). A live webcast of the conference call will be available on Gmarket’s website at www.gmarket.co.kr/IR/.
Dial-in details for the conference call are as follows:
US: +1 617 786 2901
Hong Kong: +852 3002 1672
Singapore: +65 6823 2164
U.K.: +44 (0) 207 365 8426
Korea: +82 00 308 13 1153
Password for all regions: Gmarket
A replay of the call will be available on May 9, 2007 at 9:00 p.m. U.S. Eastern Time (10:00 a.m., May 10, 2007 in Seoul, South Korea) through midnight on May 16, 2007 U.S. Eastern Time (1:00 p.m, May 17, 2007 in Seoul, South Korea) at www.gmarket.co.kr/IR/ and by telephone at +1 617 801 6888, with passcode 23339859.
Notes: (1) The Dollar amounts provided in this release are based on an exchange rate of Won 937.00 to US$1.00, which is the noon buying rate in effect on March 31, 2007 as quoted by the Federal Reserve Bank of New York. (2) GMV should not be construed as an alternative to revenues or any other measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV in a different manner than Gmarket does.
About Gmarket
Gmarket Inc. is a leading retail e-commerce marketplace in Korea, offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Gmarket’s e-commerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. Gmarket’s e-commerce marketplace is located at www.gmarket.co.kr.
Safe Harbor Under the Private Securities Litigation Reform Act of 1995
Certain statements in this filing on Form 6-K may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on the Company’s current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause the Company’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, the Company’s ability to diversify revenues; the Company’s ability to compete effectively in a highly competitive industry; the Company’s ability to anticipate and access technological developments in the Company’s industry; the Company’s ability to recruit and retain quality employees as the Company grows; the Company’s ability to implement the Company’s growth strategies; and economic and political conditions in and outside of Korea. Investors should consider the information contained in the Company’s submissions and filings with the SEC, including the Company’s registration statement on Form F-1, as amended, together with such other documents as the Company may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this filing on Form 6-K and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contacts
Paul J. Lee
Gmarket Inc.
+82-2-3016-4372
plee@gmarket.co.kr
In the U.S.
David Pasquale
The Ruth Group
+1-646-536-7006
dpasquale@theruthgroup.com

GMARKET INC.
UNAUDITED BALANCE SHEETS
(in millions of Korean Won and in thousands of US dollars)

	December 31,		March 31,		March 31,
	2006		2007		2007
Assets
Current assets:
Cash and cash equivalents	~~W~~	34,930	~~W~~	37,954	$40,506
Cash on deposit		134,398		141,861	151,399
Restricted cash		6,400		6,510	6,948
Accounts receivable, net		33,827		34,415	36,729
Current held-to-maturity securities		4,000		4,000	4,269
Other current assets		5,119		6,257	6,678

Total current assets		218,674		230,997	246,529
Long-term financial instruments		5,000		5,000	5,336
Property and equipment, net		19,582		20,554	21,936
Other assets		4,846		4,739	5,057

Total assets	~~W~~	248,102	~~W~~	261,290	$278,858

Liabilities and Shareholders’ Equity
Current liabilities:
Amounts payable to sellers	~~W~~	103,599	~~W~~	109,293	$116,641
Accounts payable		19,242		16,617	17,734
Deferred revenue		3,532		3,978	4,246
Loyalty program reserves		6,608		6,879	7,342
Other current liabilities		6,854		8,891	9,488

Total current liabilities		139,835		145,658	155,451
Accrued severance benefits		1,397		1,788	1,909
Other liabilities		—		294	314

Total liabilities		141,232		147,740	157,674

Shareholders’ equity:
Common shares		4,951		4,951	5,283
Additional paid-in capital		86,445		86,682	92,510
Retained earnings		15,474		21,917	23,391

Total shareholders’ equity		106,870		113,550	121,184

Total liabilities and shareholders’ equity	~~W~~	248,102	~~W~~	261,290	$278,858

GMARKET INC.
UNAUDITED STATEMENTS OF INCOME
(in millions of Korean Won and thousands of US dollars, except per share data)

	Three Months Ended March 31,
	2006		2007		2007
Revenues:
Transaction fees	~~W~~	20,017	~~W~~	30,237	$32,270
Advertising and others		8,319		17,814	19,011

Total revenues		28,336		48,051	51,281
Costs and expenses:
Cost of revenues 1)		15,751		25,595	27,316
Sales and marketing 1)		8,821		12,247	13,070
General and administrative		2,235		4,759	5,079

Total costs and expenses		26,807		42,601	45,465

Operating Income		1,529		5,450	5,816
Other income:
Interest income		768		2,053	2,191
Others, net		19		74	80

Income before income tax expenses		2,316		7,577	8,087
Income tax expenses		(387)		(898)	(958)

Net income	~~W~~	1,929	~~W~~	6,679	$7,129

Amount allocated to participating preferred shareholders		(564)		—	—

Net income available to common shareholders	~~W~~	1,365	~~W~~	6,679	$7,129

Earning per share — basic	~~W~~	45	~~W~~	135	$0.14
Earning per share — diluted		44		132	0.14

Weighted average number of shares — basic		30,400,000		49,506,210	49,506,210

Weighted average number of shares — diluted		31,212,277		50,529,648	50,529,648

1)	For the three month ended March 31, 2006, cost associated with our integrated delivery service of Won 457 million has been reclassified from sales and marketing to cost of revenues to conform to current period presentation.

GMARKET INC.
UNAUDITED STATEMENTS OF CASH FLOWS
(in millions of Korean Won and thousands of US dollars)

	Three Months Ended March 31,
	2006		2007		2007
Cash flows from operating activities:
Net income	~~W~~	1,929	~~W~~	6,679	$7,129
Adjustments
Depreciation and amortization		617		1,471	1,570
Stock-based compensation expense		139		237	253
Provision for bad debt		—		51	55
Provision for severance benefits		244		418	446
Deferred tax assets		(233)		(455)	(485)
Provision for loyalty program reserves		1,579		844	900
Others, net		(19)		(4)	(5)
Changes in operating assets and liabilities
Accounts receivable		(610)		(590)	(630)
Amounts payable to sellers		(17,792)		5,694	6,077
Accounts payable		853		(2,625)	(2,801)
Deferred revenue and advances		607		446	476
Other current assets		227		(735)	(784)
Other assets		21		9	9
Other current liabilities		(116)		1,464	1,562
Payment of accrued severance benefits		(12)		(26)	(28)

Net cash provided by (used in) operating activities		(12,566)		12,878	13,744

Cash flows from investing activities:
Increase in cash on deposit, net		(1,300)		(7,420)	(7,919)
Increase in restricted cash, net		(100)		(110)	(117)
Increase in long-term financial instruments		(30)		—	—
Purchase of property and equipment		(3,018)		(2,433)	(2,597)
Decrease (increase) in other assets, net		(756)		109	116

Net cash used in investing activities		(5,204)		(9,854)	(10,517)

Cash flows from financing activities:

Decrease in loan to employees for stock purchase		22		—	—

Net cash provided by financing activities		22		—	—

Net increase (decrease) in cash and cash equivalents		(17,748)		3,024	3,227

Cash and cash equivalents
Beginning of year		36,898		34,930	37,279

End of period	~~W~~	19,150	~~W~~	37,954	$40,506

GMARKET INC.
UNAUDITED SUPPLEMENTAL OPERATING DATA

	1Q 2006	2Q 2006	3Q 2006	4Q 2006	1Q 2007
G M V (in billions of Won)[1]	469.15	543.75	572.95	682.35	722.98

Registered Users[2]	8,310,737	9,238,701	10,110,874	10,967,445	11,753,910

Average Monthly Unique Visitors[3] (000)	15,179	16,543	17,051	17,130	16,931

1.	Represents the aggregate value of all products sold on the Company’s website for the period. GMV is commonly used in the e-commerce industry to measure a company’s operating performance as transaction fees depend in part on GMV. GMV should not be construed as an alternative to any measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV in a different manner to Gmarket.

2.	Registered Users include both buyers and sellers who have registered with the Company as of the end of the period.

3.	Average monthly unique visitors represents the average number of monthly unique visitors to the Company’s website during the period, measured and announced by Metrix Corporation, a Korean Internet research company. Other research companies’ results may differ.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GMARKET INC. (Registrant)

By:	/s/ Duckjun (D.J.) Lee

Name:	Duckjun (D.J.) Lee

Title:	Chief Financial Officer
Date: May 10, 2007